UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 5
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) or 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Siebert Financial Corp.

(Name of Subject Company)

Kennedy Cabot Acquisition, LLC

(Offeror)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

826176109

(Cusip Number of Class of Securities)

Gloria E. Gebbia

Kennedy Cabot Acquisition, LLC

Chief Executive Officer

24100 Calabasas Road

Calabasas, CA 91302

(212)514-8369

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Lawrence G. Nusbaum, Esq.

Martin H. Kaplan, Esq.

Bryan S. Dixon, Esq.

Gusrae Kaplan Nusbaum PLLC

120 Wall Street, 25th Floor

New York, NY 10005

212-269-1400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$3,334,766.40	$335.81

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated by multiplying (i) the 2,778,972 outstanding shares of common stock of Siebert Financial Corp. (“Siebert”), par value $0.01 per share (the “Shares”) which are subject to the Offer (as defined below), multiplied by the offer price of $1.20 per Share. The calculation of the filing fee is based on information provided by Siebert as of September 29, 2016.
**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015, by multiplying the transaction value by 0.0001007.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $335.81	Filing Party: Kennedy Cabot Acquisition, LLC
Form or Registration No.: Schedule TO	Date Filed: September 6, 2016
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any and all subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on September 6, 2016 by Kennedy Cabot Acquisition, LLC., a Nevada limited liability corporation (“Purchaser”). The Schedule TO relates to the offer by Purchaser to purchase 2,778,972 shares of common stock of Siebert Financial Corp., a New York corporation (“Siebert”), par value $0.01 per share (each, a “Share”, and collectively, the “Shares”), that represent all of the issued and outstanding Shares other than the 19,310,000 Shares owned by the Estate of Muriel F. Siebert, at a purchase price of $1.20 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 6, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows by adding the following text thereto:

“At 5:00 PM, Eastern Time on December 13, 2016, the Offer expired as scheduled and was not extended. The Purchaser was advised by American Stock Transfer & Trust Company, the depositary for the Offer, that, as of the expiration time of the Offer, a total of 677,283 Shares were validly tendered into and not withdrawn from the Offer, representing approximately 3.07% of the currently issued and outstanding Shares. All conditions to the Offer having been satisfied, the Purchaser accepted for payment and paid for all Shares validly tendered into and not validly withdrawn from the Offer.”

The press release announcing the expiration of the Offer and the acceptance of Shares for payment is attached hereto as Exhibit (a)(5)(I).”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Index No.

(a)(5)(I) Press Release issued by Kennedy Cabot Acquisition, LLC on December 19, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2016

KENNEDY CABOT ACQUISITION, LLC

By:	/s/ Gloria E. Gebbia
Name:	Gloria E. Gebbia
Title:	Manager

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 6, 2016*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certificate of Taxpayer Identification Number on IRS W-9)*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(5)(A)	Joint press release issued by the Siebert Financial and Purchaser dated September 2, 2016*

(a)(5)(B)	Form of communication to Siebert Financial’s employees, first used or made available on September 2, 2016*

(a)(5)(C)	Form of communication to Siebert Financial’s customers, first used or made available on September 2, 2016*

(a)(5)(D)	Form of summary advertisement, published in The New York Times on September 6, 2016*

(a)(5)(E)	Press Release issued by Kennedy Cabot Acquisition, LLC on September 29, 2016.*

(a)(5)(F)	Press Release issued by Kennedy Cabot Acquisition, LLC on October 27, 2016.*

(a)(5)(G)	Press Release issued by Kennedy Cabot Acquisition, LLC on November 7, 2016.*

(a)(5)(H)	Press Release issued by Kennedy Cabot Acquisition, LLC on November 25, 2016.*

(a)(5)(I)	Press Release issued by Kennedy Cabot Acquisition, LLC on December 19, 2016.

(b)	Not applicable

(d)(1)	Acquisition Agreement between Siebert Financial Corp., The Estate of Muriel F. Siebert and Kennedy Cabot Acquisition, LLC dated as of September 1, 2016*

(g)	Not applicable

(h)	Not applicable

* Previously filed